December 17, 2013

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Northern Lights Fund Trust // Grant Park Multi Alternative Strategies Fund

Dear Mr. Grzeskiewicz:

On October 4, 2013, Northern Lights Fund Trust (the "Registrant"), on behalf of the Grant Park Multi Alternative Strategies Fund (the "Fund"), a new series of the Registrant, filed Post-Effective Amendment No. 539 to its Registration Statement under the Securities Act of 1933 on Form N-1A to add this new series to the Trust.  You recently provided comments by phone to Emily Little.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  Certain typographical errors and related comments are not reflected here but have been addressed in the revised prospectus and SAI, as appropriate.

Comment 1.  Please confirm that the Fund’s ticker symbols will be provided in advance of the Fund’s effectiveness.

Response.  Registrant so confirms.

Comment 2.  The Fund’s investment objective is “to provide positive absolute returns.”  Please consider the following with respect to the objective:

a.)  “returns” should be singular “return.”  Please revise the objective or explain supplementally why “returns” is appropriate.

b.)  “positive absolute returns” seems to be tautological or repetitive.  Please revise the objective to remove “absolute” as “positive returns” is clearer.  Alternatively, please explain why “positive absolute returns” is appropriate.

c.)  Please explain supplementally what is meant by “positive absolute returns.”  Does this refer to capital appreciation, income, or both?

Response.

a.)

The Fund is open ended, without an expiration or defined maturity date, and investors will review the Fund’s performance over multiple timeframes.  Registrant believes, therefore, that “returns” in the plural form is appropriate.

b.)

It is typical for the majority of the funds in the multi-alternative category to have an objective that states the fund seeks absolute, positive returns. Registrant notes that this is primarily attributable to mandates to institutional investors/clients requiring “absolute return” objectives.  Registrant acknowledges that including both “absolute” and “positive” may be slightly redundant, but believes that is outweighed by the benefit of ensuring that the objective is understood by all investors considering an investment in the Fund.

c.)

Positive absolute returns refers to the combination of both capital appreciation and income returns which, collectively, represent the returns the Fund expects to generate over time.

Comment 3.  Please confirm that all expenses in connection with short sales will be included in and reflected in the amounts shown in the Fee Table.

Response.   Registrant confirms that any estimated expenses in connection with short sales would be included in the Fee Table.  However, the Fund does not expect to incur such expenses.

Comment 4.  Under the heading “Principal Investment Strategies” the prospectus indicates that each underlying strategy will evaluate “up to 30 separate, liquid markets.”  Do these markets include foreign and emerging markets?  Will investments be concentrated or leaning in one particular market?  If so, please disclose if they will include over the counter as well as exchange traded, or does “liquid” refer to exchange traded only?

Response.  The Fund will invest in both foreign and emerging markets.  There is no intention to concentrate or “lean” the Fund’s investment portfolio in any particular market.

Comment 5.  Under the heading “Principal Investment Strategies,” four underlying strategies are described.  Is there a minimum range of investment for each strategy?  Will the Fund always be invested in all four strategies?  Is there an absolute minimum?

Response.  The prospectus has been revised to clarify; however, there is no minimum range of investments for any strategy.  The Fund expects to be invested in all four strategies at all times.

Comment 6.   Please consider abridging the “Adviser’s Investment Process” disclosure in Item 4 as the disclosure presented seems too long for the intended summary.

Response.  Registrant has revised the Item 4 disclosure as requested.

Comment 7.  In the second bullet point under the heading “Adviser’s Investment Process” in the listing of sub-adviser risk management activities, reference is made to the enforcement of “capital constraints.”  Please describe what is meant by “capital constraints”?  Is a stop loss order all is meant, or are there other procedures in place?  If stop loss orders are an important part of the strategy please revise the disclosure accordingly.

Response.  “Capital constraints” refers to the capital allocation process, whereby a fixed percentage of capital is allocated to each strategy.  During times of favorable markets, it is possible that the entirety of the capital allocated to a given strategy will have been committed which, as a result, becomes a constraint prohibiting additional investment in the strategy.

Stop loss orders are not utilized with respect to the “capital constraints” described.

Comment 8.  In the third bullet point under the heading “Adviser’s Investment Process” in the listing of sub-adviser risk management activities, reference is made to a “predetermined value for liquidating” investments.  Does the adviser intend that each investment will be accepted with a stop loss order?  If so, to reiterate Comment 7, to the extent stop loss orders are an important part of the strategy please revise the disclosure accordingly.

Response.  Stop loss orders will be utilized in all strategies except the Upside Capture Strategy.  The Upside Capture Strategy does not utilize stop loss orders because it represents a permanent investment that will not change due to market price movement.

Registrant has revised the Principal Investment Strategy disclosure to include the following disclosure with respect to stop loss orders:

“The sub-adviser may utilize stop loss orders or other procedures which have been adopted to adhere to such predetermined liquidation guidelines.”

Comment 9.  Please review the Fund's Principal Investment Strategy and Principal Risks disclosures to ensure that the Fund Prospectus accurately and specifically describes the Fund's use of derivatives and their risks.  In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.  Please be sure any disclosures relating to derivatives address only those types of derivatives that the Fund may use as part of its principal investment strategy.

Response.  Registrant has reviewed the prospectus and modified its derivatives-related strategy and risk disclosures, as discussed above.  Registrant believes the revised disclosure is consistent with the principles outlined in the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller.

Comment 10.  Under the heading “Principal Investment Risks,” “Futures and Forward Contract Risk” is listed.  Please explain in the Principal Investment Strategies sections whether Futures and Forward Contracts, derivatives and/or hedging are used with all or some of the four underlying strategies.

Response.  Each of the 4 strategies may use futures and/or forwards in combination with exchange traded funds.  Registrant has revised the prospectus disclosure to include the following:

“The Fund will invest using futures and/or forwards in combination with ETFs.”

Comment 11.  Under the heading “Principal Investment Risks,” “Hedging Transactions Risk” is listed.  Please briefly describe the hedging techniques used in the Principal Investment Strategies sections.

Response.  The Fund intends to hold short positions for the purpose of hedging and may engage in hedging for two reasons.  First, the Fund may be, in the aggregate, hedged based on the individual investments of the underlying strategies.  For example, if the Upside Capture Strategy holds long positions in several equity-related ETF’s, the Long/Short Global Financials Strategy may hold short positions for the equities markets.  The investments of these two strategies would, in effect, partially hedge the portfolio’s overall exposure to equities.

Second, as an extension of the example above, hedging may be employed if a strategy seeks to identify price discrepancies across an asset class.  For example, assume the U.S. dollar is gaining in strength and one or more strategy invests in “long” dollar positions.  The prices for other assets which are dollar denominated, for example oil and gold, are likely to fall due to the dollar’s strength.  As each strategy reacts to market data based on its own independent models, the overall portfolio could, effectively, be hedged.

The four strategies outlined already reference where short positions may be held.  Registrant has revised the disclosure to the Item 4 “Principal Investment Strategies” to clarify that the Fund may employ hedging.

Registrant has added the following disclosure to the Item 9 “Principal Investment Strategies” section:

“The Fund may employ hedging.  The Fund’s portfolio may, in the aggregate, be hedged based on the relationship between the individual investments of the underlying strategies.  For example, if one strategy holds long positions in equity-related ETF’s, and another strategy holds short positions for the equities markets, the Fund’s portfolio would, in effect, be partially hedged with respect to its overall exposure to equities.  Additionally, the Fund’s portfolio may be hedged in response to identified price discrepancies across asset classes which, as the other strategies react to market data based on their own independent models, the overall portfolio could, effectively, be hedged.”

Comment 12.  Under the heading “Subsidiary” in the Item 4 disclosure, the disclosure provided is substantially similar as disclosure in the Item 9.  Please abridge the disclosure in the Item 4 consistent with the direction of the form.

Response.  Registrant has revised the Item 4 disclosure as requested.

Comment 13.  In Principal Investment Strategies, disclose the following in the description of the Subsidiary:

a.) that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary;

b.) that each investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act.  The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement;

c.)  that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17 of the 1940 Act), and identify the custodian of the Subsidiary;

d.) (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiary is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

e.)  whether, as appropriate, whether any of the Subsidiary’s principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund.  The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

Response.

Registrant has revised the disclosure regarding the Subsidiary as follows:

Subsidiary:

The Fund may invest up to 25% of its total assets (measured at the time of purchase) in its Subsidiary.  The Subsidiary will invest primarily in commodities.  However, the Fund may also make these investments outside of the Subsidiary.  The Subsidiary is subject to the same investment restrictions as the Fund, when viewed on a consolidated basis.  The principal investment strategies and principal investment risks of the Subsidiary are also principal investment strategies and principal risks of the Fund and are reflected in this Prospectus. By investing in commodities indirectly through the Subsidiary, the Fund will obtain exposure to the commodities markets within the federal tax requirements that apply to the Fund.  Specifically, the Subsidiary is expected to provide the Fund with exposure to the commodities markets within the limitations of the federal tax requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code").  Sub-chapter M requires, among other things, that at least 90% of the Fund's income be derived from securities or derived with respect to its business of investing in securities (typically referred to as "qualifying income").  The Fund may also make investments in certain commodity-linked securities through the Subsidiary because income from these securities is not treated as "qualifying income" for purposes of the 90% income requirement if the Fund invests in the security directly.

The Subsidiary is organized under the laws of the Cayman Islands, and is overseen by its own board of directors.  The Fund is the sole shareholder of the Subsidiary. It is not currently expected that shares of the Subsidiary will be sold or offered to other investors. If, at any time, the Subsidiary proposes to offer or sell its shares to any investor other than the Fund, you will receive 60 days’ prior notice of such offer or sale.

The Internal Revenue Service has issued a number of private letter rulings to other mutual funds (unrelated to the Fund), which indicate that certain income from a fund's investment in a wholly-owned foreign subsidiary will constitute "qualifying income" for purposes of Subchapter M.  The Fund does not have a private letter ruling, but fully intends to comply with the IRS' rules if the IRS were to change its position.   To satisfy the 90% income requirement, the Subsidiary will, no less than annually, declare and distribute a dividend to the Fund, as the sole shareholder of the Subsidiary, in an amount approximately equal to the total amount of "Subpart F" income (as defined in Section 951 of the Code) generated by or expected to be generated by the Subsidiary's investments during the fiscal year.  Such dividend distributions are "qualifying income" pursuant to Subchapter M (Section 851(b)) of the Code.

Because the Fund may invest a substantial portion of its assets in the Subsidiary, which may hold some of the investments described in this Prospectus, the Fund may be considered to be investing indirectly in some of those investments through its Subsidiary.  For that reason, references to the Fund may also include the Subsidiary.

As with the Fund, the adviser  is responsible for the Subsidiary's day-to-day business pursuant to an investment advisory agreement with the Subsidiary.  Under this agreement, the adviser provides the Subsidiary with the same type of management services, under the same terms, as are provided to the Fund.  The advisory agreement with the Subsidiary provides for automatic termination upon the termination of the investment advisory agreement with respect to the Fund.  The adviser to the Subsidiary will also comply with the provisions of the 1940 Act regarding investment advisory contracts and is considered to be an investment adviser to the Fund under the 1940 Act.  The Subsidiary has also entered into separate contracts for the provision of custody, transfer agency, and audit services with the same service providers that provide those services to the Fund.

The Fund pays the adviser a fee for its services.  The adviser has contractually agreed to waive the management fee it receives from the Fund in an amount equal to the management fee paid to the adviser by the Subsidiary.  This undertaking will continue in effect for so long as the Fund invests in the Subsidiary, and may not be terminated by the adviser unless it first obtains the prior approval of the Fund's Board of Trustees for such termination.  The Subsidiary will also bear the fees and expenses incurred in connection with the custody, transfer agency and audit services that it receives.  The Fund expects that the expenses borne by the Subsidiary will not be material in relation to the value of the Fund's assets.  It is also anticipated that the Fund's own expenses will be reduced to some extent as a result of the payment of such expenses at the Subsidiary level.  It is therefore expected that any duplicative fees for similar services provided to the Fund and the Subsidiary will not be material.

When viewed on a consolidated basis, the Subsidiary will be subject to the same investment restrictions and limitations, and follow the same compliance policies and procedures, as the Fund. ~~managed pursuant to compliance policies and procedures that are the same, in all material respects, as the policies and procedures adopted by the Fund.~~  As a result, the adviser is subject to the same investment policies and restrictions that apply to the management of the Fund, and, in particular, to the requirements relating to portfolio leverage, liquidity, brokerage, and the timing and method of the valuation of the Subsidiary's portfolio investments.  These policies and restrictions are described in detail in the Fund's Statement of Additional Information ("SAI").  The Fund's Chief Compliance Officer oversees implementation of the Subsidiary's policies and procedures, and makes periodic reports to the Fund's Board regarding the Subsidiary's compliance with its policies and procedures.   The Fund complies with the provisions of the 1940 Act governing investment policies, capital structure and leverage on an aggregate basis with the Subsidiary. In addition, the Subsidiary complies with the provisions of the 1940 Act relating to affiliated transactions and custody. The Fund’s custodian also serves as the custodian to the Subsidiary.

The financial statements of the Subsidiary are consolidated in the Fund's financial statements, which are included in the Fund's annual and semi-annual reports.  The Fund's annual and semi-annual reports are distributed to shareholders, and copies of the reports are provided without charge upon request as indicated on the back cover of this Prospectus.  Please refer to the SAI for additional information about the organization and management of the Subsidiary.

Comment 18.  Confirm that the financial statements of the Subsidiary will be consolidated with those of the Fund.

Response.

Registrant so confirms.

Comment 19.  Confirm in correspondence that: (1) the Subsidiary’s expenses will be included in the Fund’s prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) the Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records by the staff; and (4)  the Subsidiary’s board of directors will sign the Fund’s registration statement.

Response.

With respect to each of the items enumerated in Comment 19, Registrant so confirms.

Comment 20.  Please move the section “Who Should Invest in the Fund?” as it is not appropriate for the Item 4 but may, pursuant to Form N-1A, be shown in the Item 9.

Response.  The requested revision has been made and the section has been moved to Item 9.

Comment 21.  Under the heading “Who Should Invest in the Fund?” it is noted that the Fund is “appropriate for investors who seek moderate risks.”  Please explain why you believe this is an accurate statement.  Why is it appropriate to say that this Fund have only “moderate risk”?

Response.  Registrant has revised the disclosure as follows:

“The Fund’s adviser believes the Fund is ~~appropriate~~ suitable for investors who are seeking to control overall portfolio volatility by investing in funds that have low correlation to global markets. ~~seek moderate risks and returns.~~ The adviser also believes it has the expertise and experience to select Underlying Funds and other investments that may outperform asset class benchmarks.”

Comment 22.  Under the heading “Investment Objectives” in the Item 9 disclosure, reference is made to “spot contracts.”  What is meant by “spot contracts.”  Please explain and, if informative, provide an example.

Response.  Spot contracts are contracts for buying or selling a commodity, security or currency for settlement on the “spot date” which is generally two business days after the trade date.  Registrant has added the following disclosure:

The Fund will invest in derivatives.  Such investments include: options, futures, forwards, spot contracts and swaps.  The Fund will invest using futures and/or forwards in combination with ETFs.  Spot contracts are contracts for buying or selling a commodity, security or currency for settlement on the “spot date” which is generally two business days after the trade date.  The Fund’s investment in swaps will be limited to swaps which do not access an outside manager and, therefore, do not charge an underlying performance and/or management fee.

Comment 23.  In “Principal Investment Risks” in the Item 9 disclosure, “Swap Risk” is listed as a risk of investment in the Fund.  The disclosure notes, in relevant part, “The costs associated with a swap are separate from the Fund’s operating expenses as shown in the Annual Fund Operating Expenses table.  A performance fee for one or more managers represented in a swap may be deducted from the return of a swap even if the aggregate returns of a swap are negative.”  If these costs are expected to be material, please consider further disclosure here, and in the corresponding Item 4 disclosure.

For example, consider the following:  “The operating expenses of the referenced assets which are not referenced in the Annual Fund Operating Expenses Table are embedded in the returns of the associated swap or swaps/note or notes and represent an indirect cost of investing in the Fund.  Generally, the management fees and performance fees of [swap] that may be used as a reference asset range from XX% - XX% and XX% - XX% of the returns, respectively.”

Additionally, if material, consider translating such fees into basis points as if in the AFFE line.  For example, if fees are based on notional amounts investors may not understand what the cost “means” in terms of basis points as disclosed in the fee table.

Response.  The Fund’s investment in swaps will be limited to swaps which do not access an outside manager and, therefore, do not charge an underlying performance and/or management fee.  Registrant has revised the “Swap Risk” disclosure accordingly.  Please see Registrant’s response to Comment 22.

Comment 24.   With respect to total return swaps, the Fund discloses that it may engage in in such swaps.  To the extent it engages in total return swaps, it must set aside sufficient assets to cover such swaps.  See Release No. 10666, Publically Available April 18, 1979.  Please note that the Commission recently issued a Concept Release explaining issues related to the use of derivatives by Funds, including noting that current market practices are consistent with the leverage provisions of the 1940 Act.  See Investment Company Act Release No. 29776, Publically Available August 31, 2011.  Accordingly, please be aware that the Commission or Staff may issue future guidance regarding total return swaps and leverage including guidelines.

Response.  Registrant acknowledges Investment Company Act Release No. 10666 and 29776.

Comment 25.  In the “Management” section of the Item 9 disclosure, please disclose that the adviser provides investment management services to one additional investment company.

Response.  Registrant has revised the prospectus disclosure as follows:

“The adviser’s management and the Fund’s Portfolio Manager have substantial experience in the structuring and management of investment portfolios, including one other investment company,…”

Comment 26.  Please confirm that there is no disclosure in the SAI which is material to an investor's investment decision or which should be discussed in prospectus.  Please delete any boiler plate disclosure which is not relevant to this Fund.

Response. Registrant has reviewed the disclosure in the SAI and confirms that there is no disclosure in the SAI which is not included in the prospectus that would materially affect Fund performance or is material to an investor’s investment decision.  Registrant believes the disclosure in the SAI is appropriate.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Emily Little at 614-469-3264 or Cassandra Borchers at 513-352-6632.

Sincerely,

/s/Cassandra W. Borchers

Cassandra W. Borchers